

# Johnson Matthey

April 8, 2005


05007435

Robert M. Talley
Vice President, General Counsel
and Secretary

**VIA CERTIFIED MAIL**
**RETURN RECEIPT REQUESTED**
#7099 3400 0005 5445 4380

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SUPPL

**Re: Johnson Matthey PLC - File No. 82-2272**

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

| | | |
|---|---|---|
| 1. | **Purchase of Own Securities** | **09 March 2005** |
| 2. | **Purchase of Own Securities** | **10 March 2005** |
| 3. | **Dealings by Directors** | **14 March 2005** |
| 4. | **Purchase of Own Securities** | **14 March 2005** |
| 5. | **Purchase of Own Securities** | **15 March 2005** |
| 6. | **Purchase of Own Securities** | **16 March 2005** |
| 7. | **Dealings by Directors** | **18 March 2005** |
| 8. | **Notification of Share Purchase** | **18 March 2005** |
| 9. | **Pre Close Trading Update** | **22 March 2005** |
| 10. | **Notification of Share Purchase** | **22 March 2005** |
| 11. | **Notification of Share Purchase** | **24 March 2005** |
| 12. | **Notification of Share Purchase** | **30 March 2005** |
| 13. | **Notification of Share Purchase** | **31 March 2005** |
| 14. | **Notification of Share Purchase** | **01 April 2005** |
| 15. | **Notification of Major Interests in Shares** | **01 April 2005** |
| 16. | **Dealings by Directors** | **01 April 2005** |



The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel



Enclosures
cc: S. A. Farrant (w/o encl.)

## Regulatory Announcement

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| **Company** | Johnson Matthey PLC |
|---|---|
| **TIDM** | JMAT |
| **Headline** | Transaction in Own Shares |
| **Released** | 18:06 09-Mar-05 |
| **Number** | 5587J |

JM Johnson Matthey

Purchase of Own Securities

Johnson Matthey PLC announces that it has today purchased for cancellation 42,000 of its ordinary shares of £1 each. The price paid per ordinary share was 10.1579 pence.

S Farrant
Company Secretary
9 March 2005

END

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SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH., D.C.
202 SECTION

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| | |
|---|---|
| **Company** | Johnson,Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:53 10-Mar-05 |
| **Number** | 6209J |

JM Johnson Matthey

Purchase of Own Securities

Johnson Matthey PLC announces that it has today purchased for cancellation 160,000 of its ordinary shares of £1 each. The price paid per ordinary share was 10.1562 pence.

S Farrant
Company Secretary
10 March 2005

END

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SEC MAIL PROCESSING
RECEIVED
APR 1 8 2005
WASH, D.C.
202
SECTION

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| | |
|---|---|
| **Company** | Johnson,Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Director Shareholding |
| **Released** | 08:59 14-Mar-05 |
| **Number** | 6895J |

JM Johnson Matthey

**DEALINGS BY DIRECTORS**

**FOR IMMEDIATE RELEASE**

| | |
|---|---|
| **Name of Company** | Johnson Matthey PLC |
| **Name of Director** | L C Pentz |
| **Person with Holding(s)** | L C Pentz |
| **Registered Holder(s)** | T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US) |
| **Connected Person(s)** | N/A |
| **Nature & Extent of transaction** | Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan. |
| **Number of Shares/Amount of stock acquired** | 46 |
| **Percentage of Issued Class** | Less than 0.01% |
| **Number of Shares/Amount of Stock Disposed** | N/A |
| **Percentage of Issued Class** | N/A |
| **Class of Security** | Ordinary £1 shares |
| **Price Per Share** | £10.13 |
| **Date of Transaction** | 01/03/2005 |
| **Date Company Informed** | 14/03/2005 |
| **Total Holding following this notification** | **Shares 10,411** |
| **Total Percentage Holding of Issued Class following this Notification** | Less than 0.01% |



**Contact and telephone number for queries:**

Angela Purtill 020 7269 8461

**Name of authorised company official responsible for making this notification**
Angela Purtill 020 7269 8461

**Date of Notification:** 14 March 2005

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| | |
|---|---|
| **Company** | Johnson,Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:18 14-Mar-05 |
| **Number** | 7372J |

JM Johnson Matthey

Purchase of Own Securities

Johnson Matthey PLC announces that it has today purchased for cancellation 89,000 of its ordinary shares of £1 each. The price paid per ordinary share was 1001.49 pence.

S Farrant
Company Secretary
14 March 2005

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| Company | Johnson,Matthey PLC |
| --- | --- |
| TIDM | JMAT |
| Headline | Transaction in Own Shares |
| Released | 17:31 15-Mar-05 |
| Number | 7964J |

JM Johnson Matthey

Purchase of Own Securities

Johnson Matthey PLC announces that it has today purchased for cancellation 143,000 of its ordinary shares of £1 each. The price paid per ordinary share was 1007.60 pence.

Johnson Matthey PLC advises that the correct price paid per ordinary share for the purchase of 42,000 shares on 9 March 2005 and 160,000 shares on 10 March 2005 was 1015.79 pence and 1015.62 pence respectively.

S Farrant
Company Secretary
15 March 2005

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| | |
|---|---|
| **Company** | Johnson,Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Transaction in Own Shares |
| **Released** | 18:17 16-Mar-05 |
| **Number** | 8617J |

JM Johnson Matthey

Purchase of Own Securities

Johnson Matthey PLC announces that it has today purchased for cancellation 100,000 of its ordinary shares of £1 each. The price paid per ordinary share was 991.00 pence.

S Farrant
Company Secretary
16 March 2005

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Johnson Matthey

| | |
|---|---|
| **Company** | Johnson,Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Director Shareholding |
| **Released** | 09:34 18-Mar-05 |
| **Number** | 9228J |

**DEALINGS BY DIRECTORS**

**Name of Company**
Johnson Matthey PLC

**Name of Director**

(1) N A P Carson
P N Hawker

(2) N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

**Person with holding(s)**
(1) As above

(2) As above

**Registered Holder(s)**
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan

**Connected person(s)**
N/A

**Nature & extent of transaction**
(1) Dividend Re-investment by the Trustee of the Johnson Matthey Share Incentive Plan

(2) Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

**Number of shares/amount of stock acquired**
(1) N A P Carson 11
P N Hawker 11

(2) N A P Carson 39
P N Hawker 39
D W Morgan 39
J N Sheldrick 39

**Percentage of issued class**
Less than 0.01%

**Number of shares/amount of stock disposed**
N/A

**Percentage of issued class**
N/A

**Class of security**
Ordinary £1 shares

**Price per share**
(1) £10.53

(2) £9.99

**Date of transaction**
(1) 16 February 2005

(2) 16 March 2005

**Date company informed**
(1) 17 March 2005

(2) 17 March 2005

**Total holding following this notification**

| | |
|---|---|
| N A P Carson | 50,472 |
| P N Hawker | 7,544 |
| D W Morgan | 35,873 |
| J N Sheldrick | 52,863 |

**Total percentage holding of issued class following this notification**
0.07%

**Contact and telephone number for queries**
Angela Purtill
020 7269 8461

**Name of authorised company official responsible for making this notification:**
Angela Purtill
020 7269 8461

**Date of Notification: 18 March 2005**

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| | |
|---|---|
| **Company** | Johnson,Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Director Shareholding |
| **Released** | 10:20 18-Mar-05 |
| **Number** | 9251J |

JM Johnson Matthey

**NOTIFICATION OF SHARE PURCHASE**

Johnson Matthey PLC advises that Mourant & Co. Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey PLC:

| Date | Number of Shares | Price |
|---|---|---|
| 17 March 2005 | 100,000 | 978.75 pence |

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's executive share option schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as the executive directors of Johnson Matthey PLC are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
18 March 2005

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| | |
|---|---|
| **Company** | Johnson,Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Pre Close Trading Update |
| **Released** | 07:00 22-Mar-05 |
| **Number** | 0407K |

JM Johnson Matthey

**For Release at 7.00 am Tuesday 22nd March 2005**

# Johnson Matthey Pre Close Trading Update – Trading in line with Expectations

Johnson Matthey's financial year ends on 31st March 2005 and its preliminary announcement of the full year results will be released on 2nd June 2005. Prior to entering its closed period the company is today issuing the following update on current trading:

"Trading in the second half of Johnson Matthey's financial year has continued in line with the trading update given on Wednesday 26th January, 2005. Catalysts Division has continued to perform well with Environmental Catalysts and Technologies benefiting from the growth in the market for diesel cars in Europe. The platinum price has remained strong and trading conditions in the precious metals markets have been good which has benefited Precious Metals Division. Pharmaceutical Materials Division's profits are slightly down with the anticipated drop in the contribution from carboplatin and weaker trading in contract research partly offset by good growth in controlled drugs. Colours and Coatings Division has continued its good recovery reported in the first half.

The US dollar has averaged 1.88/£ for the second half of Johnson Matthey's financial year compared with $1.81/£ for the first half of 2004/05 and $1.77/£ for the second half of 2003/04. Dollar weakness will have an adverse effect on the group's reported results for the full year but earnings per share, before exceptional items and goodwill amortisation, are still expected to be ahead of last year and in line with market expectations."

**Enquiries**:

| | | |
|---|---|---|
| Ian Godwin | Group Corporate Communications Manager | 020 7269 8410 |
| John Sheldrick | Group Finance Director | 020 7269 8438 |
| Howard Lee | The HeadLand Consultancy | 020 7036 0369 |
| Laura Hickman | Gavin Anderson & Co | 020 7554 1400 |

**www.matthey.com**

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| | |
|---|---|
| **Company** | Johnson,Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Director Shareholding |
| **Released** | 17:18 22-Mar-05 |
| **Number** | 0955K |

JM Johnson Matthey

**NOTIFICATION OF SHARE PURCHASE**

Johnson Matthey PLC advises that Mourant & Co. Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey PLC:

| Date | Number of Shares | Price |
|---|---|---|
| 22 March 2005 | 50,562 | 991.95 pence |

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's executive share option schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as the executive directors of Johnson Matthey PLC are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
22 March 2005

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| | |
|---|---|
| **Company** | Johnson Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Director Shareholding |
| **Released** | 09:23 24-Mar-05 |
| **Number** | 1771K |

JM Johnson Matthey

### NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co. Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey PLC:

| Date | Number of Shares | Price |
|---|---|---|
| 23 March 2005 | 155,438 | 987.43 pence |

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's executive share option schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as the executive directors of Johnson Matthey PLC are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
24 March 2005

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| | |
|---|---|
| **Company** | Johnson,Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Director Shareholding |
| **Released** | 09:09 30-Mar-05 |
| **Number** | 3145K |

JM Johnson Matthey

**NOTIFICATION OF SHARE PURCHASE**

Johnson Matthey PLC advises that Mourant & Co. Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey PLC:

| Date | Number of Shares | Price |
|---|---|---|
| 29 March 2005 | 200,000 | 986.30 pence |

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's executive share option schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as the executive directors of Johnson Matthey PLC are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
30 March 2005

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Johnson Matthey

| | |
|---|---|
| **Company** | Johnson,Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Director Shareholding |
| **Released** | 09:42 31-Mar-05 |
| **Number** | 3868K |

**NOTIFICATION OF SHARE PURCHASE**

Johnson Matthey PLC advises that Mourant & Co. Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey PLC:

| Date | Number of Shares | Price |
|---|---|---|
| 30 March 2005 | 270,000 | 985.42 pence |

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's executive share option schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as the executive directors of Johnson Matthey PLC are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
31 March 2005

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| | |
|---|---|
| **Company** | Johnson,Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Director Shareholding |
| **Released** | 10:53 01-Apr-05 |
| **Number** | 4714K |

JM Johnson Matthey

## NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co. Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey PLC:

| Date | Number of Shares | Price |
|---|---|---|
| 31 March 2005 | 120,000 | 995.00 pence |

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's executive share option schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as the executive directors of Johnson Matthey PLC are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
1 April 2005

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| | |
|---|---|
| **Company** | Johnson Matthey PLC |
| **TIDM** | JMAT |
| **Headline** | Holding(s) in Company |
| **Released** | 11:42 01-Apr-05 |
| **Number** | 4792K |

JM
Johnson Matthey

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1) Name of Company

JOHNSON MATTHEY PLC

(2) Name of shareholder having a major interest

LLOYDS TSB GROUP PLC

(3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN (2) ABOVE

(4) Name of registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED

(5) Number of shares/amount of stock acquired

NOT DISCLOSED

(6) Percentage of issued class

NOT DISCLOSED

(7) Number of shares/amount of stock disposed

N/A

(8) Percentage of issued class

N/A

(9) Class of Security

ORDINARY £1 SHARES

(10) Date of transaction

NOT DISCLOSED

(11) Date company informed

31 MARCH 2005

(12) Total holding following this notification

11,059,971

(13) Total percentage holding of issued class following this notification

5.04%

(14) Any additional information

N/A

(15) Name of contact and telephone number for queries

ANGELA PURTILL
020 7269 8461

(16) Name of authorised company official responsible for making this notification

ANGELA PURTILL

Date of notification: 1 APRIL 2005

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| Company | Johnson,Matthey PLC |
|---|---|
| TIDM | JMAT |
| Headline | Director Shareholding |
| Released | 16:56 01-Apr-05 |
| Number | 5160K |

JM Johnson Matthey

**DEALINGS BY DIRECTORS**

**FOR IMMEDIATE RELEASE**

| | |
|---|---|
| **Name of Company** | Johnson Matthey PLC |
| **Name of Director** | N A P Carson<br>J N Sheldrick |
| **Person with Holding(s)** | N A P Carson<br>J N Sheldrick |
| **Registered Holder(s)** | N A P Carson<br>J N Sheldrick |
| **Connected Person(s)** | N/A |
| **Nature & Extent of transaction** | Regular reinvestment of dividends paid into General PEP (N A P Carson) and Single Company PEP (J N Sheldrick) |
| **Number of Shares/Amount of stock acquired** | N A P Carson 1<br>J N Sheldrick 11 |
| **Percentage of Issued Class** | Less than 0.01% |
| **Number of Shares/Amount of Stock Disposed** | N/A |
| **Percentage of Issued Class** | N/A |
| **Class of Security** | Ordinary £1 shares |
| **Price Per Share** | £9.875 |
| **Date of Transaction** | 29/03/2005 |
| **Date Company Informed** | 30/03/2005 |
| **Total Holding following this notification** | N A P Carson 50,473<br>J N Sheldrick 52,907 |

**Total Percentage Holding of Issued Class Following this Notification** 0.05%

**Contact and telephone number for queries:**
Angela Purtill 020 7269 8461

**Name of authorised company official responsible for making this notification**
Angela Purtill 020 7269 8461

**Date of Notification:** 1 April 2005

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